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ngreene@shearman.com	April 1, 2010

(212) 848-4668

Via Email

Ms. Rebecca A. Marquigny
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549-0505

Response to Comments to First Eagle Variable Funds Registration Statement

Dear Rebecca:

This letter responds to the comments you provided us last week to the Registration Statement filed on Form N-1A on February 1, 2010 (the “Registration Statement”) by the First Eagle Variable Funds (the “Trust”).  Below, we identify each of your comments and offer our responses.  Capitalized terms used but not defined have the meaning ascribed to them in the Registration Statement.  We have also included a revised draft of the Registration Statement, amended to address your comments and marked to show changes.  As an administrative matter we also note that we need to finalize the Registration Statement by April 15, 2010 (the normal timing for our annual updates) and appreciate your attention to that timetable.

I.                                         Prospectus – Cover Page

COMMENT: You commented that we should remove all of the language between the cover page and the table of contents, including any reference to Mr. Jean-Marie Eveillard, the Fund’s former portfolio manager.

RESPONSE: As you will note from the attached draft, we removed the references to Mr. Eveillard.  However, we respectfully prefer to retain a streamlined version of the rest of that paragraph, which we believe provides an appropriately brief overview of the Fund and its operations in accordance with the instructions to Form N-1A

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Item 1.  Those instructions allow brief, descriptive information on the front cover page.

II.                                     Prospectus — Summary Section

A.                                             Comments to the Fees and Expenses section

1.                                       COMMENT: You commented that we should condense the last two sentences in the preamble to the Fees and Expenses section.  For purposes of quick reference, that text had read as follows:  “The expenses shown below do not reflect charges imposed by variable annuity contracts and variable life insurance policies (collectively “Variable Contracts”) issued by the life insurance companies through which the Fund is offered.  Please see your Variable Contract prospectus for more details on those charges.”

RESPONSE: As you will note from the attached draft at various pages within the summary sections, we revised the language to address your comment.  The revised language reads as follows:  “The expenses shown do not reflect charges imposed by variable annuity contracts and variable life insurance policies (collectively “Variable Contracts”) issued by the life insurance companies through which the Fund is offered.”

2.                                       COMMENT: You commented that we should delete the paragraph located directly below the Fees and Expenses table.  For purposes of quick reference, that text had read as follows:

Shares of the Fund may be offered for purchase by separate accounts of insurance companies for the purpose of serving as an investment medium for Variable Contracts. These insurance companies also may impose certain handling charges in connection with transactions in Fund shares and may have particular requirements relating to processing transactions. For information on how to purchase shares (and details relating to any such handling charges or other processing requirements), please refer to the prospectus of the pertinent separate account.

RESPONSE: As you will note from the attached draft, we deleted this paragraph.

B.                                             Comments to the Example section

1.                                       COMMENT: You commented that we should remove the following sentences from the Example section:  “The example does not represent the Fund’s actual past or future expenses and returns” and “See your Variable Contract prospectus for information on those charges”.

RESPONSE: As you will note from the attached draft, we removed the two sentences to address your comment.

2.                                       COMMENT: You commented that we should revise the following sentence in the Example section to include “, and the costs shown in the example would be higher if those charges were reflected” at the end of the sentence:  “The example also does not reflect charges imposed by the Variable Contracts.”

RESPONSE: As you will note from the attached draft, we revised this sentence to address your comment.

C.                                            Comments to the Principal Investment Strategies section {NOTE:  Comment actually affects the body of the Prospectus}

1.                                       COMMENT: You commented that we should add a “Principal Investment Strategies” section to the body of the Prospectus that expands on that from the Summary Section and provides additional information about the Fund’s strategies.  You specifically requested that we include information on (i) types of fixed income securities in which the Fund invests, (ii) types of foreign investments in which the Fund invests, (iii) types of companies in which the Fund invests, and (iv) the amount of derivative investments made.

RESPONSE: As you will note from the attached draft, we added the new section to address your comments.

2.                                       COMMENT: You commented that we should clarify the definition of “warrants or other similar rights” in the first sentence of the Principal Investment Strategies sections.

RESPONSE: As you will note from the attached draft, we revised the language to address your comment.  We now refer to “warrants and other similar rights to purchase a company’s securities”.

3.                                       COMMENT: You commented that we should clarify the definition of “non-U.S. companies” in the first sentence of the Principal Investment Strategies sections.

RESPONSE: We respectfully prefer not to make this change.  We do not find the phrase unclear and are concerned that adding additional explanation might actually result in more confusion.

4.                                       COMMENT: You commented that we should delete the following clause found in the third sentence of the first paragraph to the Principal Investment Strategies:  “taken at market value”.

RESPONSE: As you will note from the attached draft, we deleted this clause from the sentence.

5.                                       COMMENT: You commented that we should clarify the definition of “fundamental value”, which is located in the third sentence of the first paragraph in the Principal Investment Strategies section.

RESPONSE: As you will note from the attached draft, we revised the language to address your comment.  There is now a parenthetical reading as follows:  “(‘Fundamental value’ is a term commonly used by value investors to refer to their estimate of the value an educated buyer would place on a company as a whole.)”

D.                                            Comments to the Principal Investment Risks section

1.                                       COMMENT: You commented that we should clarify whether the Fund’s investment in junk bonds is based on a rating service or whether a manager makes the determination.

RESPONSE: As you will note from the attached draft, we revised the language to address your comment.  We now refer to “debt securities that are rated below investment grade” (rated being the newly added word).  For your reference, that is already made clear at p. 4 of the statement of additional information.

2.                                       COMMENT: You commented that we should delete “(before or after taxes)” from the end of the last sentence under the Investment Results section.  For purposes of quick reference, that text had read as follows: “As with all mutual funds, past performance is not an indication of future performance (before or after taxes).”

RESPONSE: As you will note from the attached draft, we deleted the parenthetical as you suggested.

3.                                       COMMENT: You commented that we should specify under the Derivatives Risk section whether the Fund is obligated to cover the options.

RESPONSE: We respectfully prefer not to make this change, as we do not believe this level of detail is useful or appropriate in the prospectus.  That is especially so given the limited use of options by the Fund.  For your reference, we supplementally advise that the Fund did not engage in options in the most recent fiscal year.

E.                                             Comment to the Calendar Year Total Returns table

1.                                       COMMENT: You commented that we should remove all of the horizontal axes lines except the zero-axis line in the Calendar Year Total Returns table.

RESPONSE:  As you will note from the attached draft, we removed these lines to address your comment.

F.                                             Comment to the Best Quarter and Worst Quarter table

1.                                       COMMENT: You suggested that we could make the preamble to the Best Quarter and Worst Quarter table as a header to the overall table or otherwise condense the presentation.

RESPONSE: We respectfully prefer not to make this change, as we are satisfied with the current presentation.

G.                                            Comments to the Average Total Returns table

1.                                       COMMENT: You commented that we should remove the footnote that currently reads:

This table discloses returns on a before-tax basis.  After-tax returns depend on an individual investor’s tax situation and are generally not relevant for investors who hold shares in tax-deferred arrangements, including most variable life insurance and variable annuity contracts.

RESPONSE: We respectfully prefer not to make this change, as we believe the information provided is useful explanation.  We instead streamlined the text to read as follows:  “This table discloses returns only on a before-tax basis, as after-tax returns are generally not relevant to tax-deferred arrangements, including most variable life insurance and variable annuity contracts.”

2.                                       COMMENT: You commented that we should include the following parenthetical next to MSCI EAFE Index: “(reflects no deduction for fees, expenses, or taxes)”.

RESPONSE: As you will note from the attached draft, we added the parenthetical to address your comment.

H.                                            Comment to the Our Management Team section

1.                                       COMMENT: You commented that we should delete the reference to Mr. Eveillard.

RESPONSE: As you will note from the attached draft, we deleted this reference.

I.                                                 Comment to the How to Purchase and Redeem Shares section

1.                                       COMMENT: You commented that we should delete the entire “How to Purchase and Redeem Shares” section or, alternatively, reduce the section to two to three sentences.

RESPONSE: As you will note from the attached draft, we deleted the section.

J.                                               Comment to the Tax Information section

1.                                       COMMENT: You commented that we should delete the last sentence under the Tax Information section, which currently reads as follows:  “See the About Your Investment—Information on Dividends, Distributions and Taxes section for more information.”

RESPONSE: As you will note from the attached draft, we removed this sentence as suggested.

III.                                 Prospectus — Body

A.                                             Comment to the Defensive Investment Strategies section

1.                                       COMMENT: You commented that we should clarify that the Fund’s defensive investment strategy is “temporary”.  In addition, you commented that we should add “temporary” in the section heading.

RESPONSE: As you will note from the attached draft, we added “temporary” to the heading of the Defensive Investment Strategies section so that it reads Temporary Defensive Investment Strategies.  In addition, we made the same change throughout this paragraph so that defensive strategies are referred to in all cases as “temporary defensive strategies.”

B.                                             Comment to The Adviser section

1.                                       COMMENT: You commented that we should remove the reference to Mr. Eveillard or clarify that he is not part of the day-to-day management of the Fund under the Our Management Team section.

RESPONSE: As you will note from the attached draft, we have clarified the language that Mr. Eveillard is not part of the day-to-day management.

2.                                       COMMENT: You commented that we should revise the description of the Fund’s portfolio managers, Matthew McLennan and Abhay Deshpande, to clarify that they have separate roles in the Fund and that it is not “just two managers doing one manager’s job.”

RESPONSE:  We respectfully prefer not to make the suggested change.  While in fact Mr. McLennan is the head of the group, even if Messrs. McLennan and Deshpande were simply “dual” or “co” managers to the Fund, we believe that would be an appropriate and common business arrangement.  In any event, the present disclosure both establishes Mr. McLennan as the “Head of the Global Value Group” and, by use of consistent placement in the text of Mr. McLennan’s name and biography ahead of that of Mr. Deshpande, emphasizes his somewhat greater role in the management of the Fund.

3.                                       COMMENT: You commented that we should clarify whether the fee paid to the Adviser in return for investment management services (a 0.75% fee, which is at an annual rate of the average daily value of the Fund’s net assets) is inclusive of the reimbursement of up to 0.05% of the value of the Fund’s average daily net assets for the administrative, accounting, operations, compliance and other services the Adviser performs for the Fund.

RESPONSE: As you will note from the attached draft, we revised the language to confirm that the reimbursements are in addition to the management fee paid to the Adviser.

C.                                            Comment to How to Purchase Shares section

1.                                       COMMENT: You commented that we should make the first sentence of the first paragraph under the How to Purchase Shares more definitive by changing “may be” to “are”.

RESPONSE: As you will note from the attached draft, we revised the sentence so that it is now reads as follows:  “Shares of the Fund are offered for purchase by separate accounts of insurance companies for the purpose of serving as an investment medium for Variable Contracts.”

2.                                       COMMENT: You commented that we should clarify the time period for when a cancellation of a purchase order may be effected by the Fund.  Specifically, you commented that we should address when the stated “within two business-day period” for such a cancellation begins.  You further stated that the SEC staff’s view is that it is appropriate to run the two business-day period only from the point when the relevant insurance company receives the purchase order as agent for the Fund (such that it is apparently inappropriate to run the period from the point when the Fund itself receives the order after it is routed through the relevant insurance company).

RESPONSE: As you will note from the attached draft, we revised this language to confirm that the period runs from when the insurance company receives the purchase order as the Fund’s agent.

D.                                            Comment to Distribution and Shareholder Services Expenses section

1.                                       COMMENT: You commented that we should revise the paragraphs describing the Distribution Plan such that they are more plain English.  You specifically referred to words such as “remittance” as examples of language that could be simplified.

RESPONSE: As you will note from the attached draft, we revised these two paragraphs to simplify the language used.

2.                                       COMMENT: You commented that we should setoff the following sentence as a new paragraph or in bold or italics typeface:  “Because these fees are paid from the Fund’s assets on an on-going basis, over time these fees will increase the cost of an investment in the Fund and ultimately may cost more than paying other types of sales charges.”

RESPONSE: As you will note from the attached draft, this sentence is now set off as a standalone sentence.  We also moved it up to give it greater prominence.

E.                                             Comment to Revenue Sharing section

1.                                       COMMENT: You commented that we should give more prominence to the language that reminds investors that revenue sharing arrangements or other payments to intermediaries could affect how those intermediaries view the Funds.

RESPONSE: As you will note from the attached draft, we rearranged the text to give language to that effect more prominence.  The language now appears substantially earlier in the discussion than it did previously.

F.                                             Comment to Short-Term Trading Policies section

1.                                       COMMENT: You commented that we should address the requirements of Items 11(e)(2), 11(e)(3), 11(e)(4)(iii) to the Form N-1A general instructions.  These form instructions generally refer to the role of the Board in establishing short-term trading policies and some additional detail about the procedures beyond that presently stated.

RESPONSE: As you will note from the attached draft, we revised the draft to include new language that addresses the requisite matters.

IV.                                Prospectus — Back Cover

1.                                       COMMENT: You commented that we should, under the How to Obtain Our Statement of Additional Information section, add that the statement of additional information is “incorporated by reference” into the prospectus.

RESPONSE: While we believe that was the effect of the language we had included already, as you will note from the attached draft that point is now addressed explicitly.

2.                                       COMMENT: You commented that we should add the word “duplicating” before the word “fee” under the How to Obtain Our Statement of Additional Information section.

RESPONSE: As you will note from the attached draft, we added this language.

3.                                       COMMENT: You commented that we should inform investors that they can find the semi-annual and annual reports on the Fund’s Web site or state the Fund does not maintain a Web site.

RESPONSE:  As you will note from the attached draft, we have added a sentence stating that the Fund does not maintain such a Web site.

V.                                    SAI — General Comments to the SAI

A.                                             Comment to the Cover Page

1.                                       COMMENT: You commented that we should add a sentence or a phrase on the Cover Page that states that the prospectus has been incorporated by reference into the Fund’s prospectus.

RESPONSE: As you will note from the attached draft, we added this reference.  (Per our response to the parallel comment above to the last page of the Prospectus, we believe that was the effect of the language we had included already, but agree that being more explicit as you suggested is desirable.)

B.                                             Comment to Investment Objectives, Policies and Restrictions section

1.                                       COMMENT: You commented that we should add “Junk Bonds” to the subheading Lower Rated Debt Securities under the Investment Objectives, Policies and Restrictions.

RESPONSE:  As you will note from the attached draft, “Junk Bonds” has been added to the subheading.

2.                                       COMMENT: Referring to the disclosure under the heading Investment in Other Investment Companies, you commented that we should supplementally confirm that the Fund’s indirect fees and expenses as a result of investment in shares of one or more “acquired funds” does not exceed 0.01 percent (one basis point) of average net assets of the Fund.

RESPONSE: We so confirm.

3.                                       COMMENT: You commented that we should clarify the disclosure under the Repurchase Agreement subsection under the Investment Objectives, Policies and Restrictions section to explain that when the Fund enters into such repurchase agreements it has the economic effect of making a loan.  In addition, you commented that we should state whether there is a maximum amount of the Fund’s assets to be invested in these instruments.

RESPONSE: As you will note from the attached draft, we revised the language to address the “economic effect” comment.  There is no limit on the Fund’s investments in these instruments, but we do not believe that disclosure of that fact is required or necessary under the facts of the Fund’s contemplated investment program.  For your reference, we supplementally note that the Fund engaged in no repurchase agreements for the most recent fiscal year.

4.                                       COMMENT: You commented that we should include additional disclosure under the Derivative Transactions subsection under the Investment Objectives, Policies and Restrictions section that states whether “10666” coverage assets are set aside for the notional or cash settlement amount of derivative obligations.

RESPONSE: As you will note from the attached draft, we revised this language to confirm that coverage assets would be set aside for cash settled derivatives in the amount of the daily cash settlement amount and for the notional settlement amount otherwise.

5.                                       COMMENT: You inquired about the level of investments of the Fund’s investments in futures and options on futures.

RESPONSE: As already noted above, we supplementally advise that the Fund was not engaged in futures and options on futures in the most recent fiscal year.

6.                                       COMMENT: You commented that we should clarify what precious metals the Fund may invest in other than gold.

RESPONSE: As you will note from the attached draft, we added a listing of such precious metals (silver, palladium, platinum, etc.).

7.                                       COMMENT: You commented that it would useful to add a brief explanation of the effect of Restriction number one.

RESPONSE: As you will note from the attached draft, we added an explanatory sentence.

8.                                       COMMENT: You commented that we should include additional policies with respect to the following:  (i) issuing senior securities, (ii) borrowing money, including the purpose for which the proceeds will be used, and (iii) concentrating investments in a particular industry or group of industries.

RESPONSE:  As you will note from the attached draft, we added clarifying language regarding senior securities.  You will find that the other topics to which you referred are covered in existing Investment Restrictions (numbers 2 and 3), so did not require any modifications or additions.

9.                                       COMMENT: You commented that we should define “short sales against-the-box”, which is found at number 9 of the Investment Restrictions section.

RESPONSE: As you will note from the attached draft, we added text that reads as follows:  “… a short sale against-the-box of a stock is where the seller actually owns the stock.”

C.                                            Comment to Trustees section

1.                                       COMMENT: You commented that we should include the new Board-related disclosure required by SEC Release 33-9089, effective February 28, 2010.

RESPONSE: As you will note from the attached draft, we revised the Statement of Additional Information to include this new disclosure.

2.                                       COMMENT: You commented that we should state whether the non-resident Trustees have an agent to receive process and, if so, provide the name and address.

RESPONSE: As you will note from the attached draft, we deleted the references to non-resident Trustees.  All Trustees are U.S. residents.

D.                                            Comment to Disclosure of Portfolio Holdings section

1.                                       COMMENT: You commented that we should include outside legal counsel and printers as parties that receive information of the type contemplated by the Disclosure of Portfolio Holdings discussion.

RESPONSE: As you will note from the attached draft, we added outside legal counsel.  Please note that the printers, Command Financial Press Corporation and Merrill Corporation, are already disclosed in this section.

VI.                                Part C to the Registration Statement — Exhibits

1.                                       COMMENT: You commented that we should file the form of Power of Attorney as an exhibit to the Registration Statement.

RESPONSE:  We will add the Power of Attorney as an exhibit to the next filing.

2.                                       COMMENT: You commented that we should file the form of Legal Opinion (Exhibit (i)) as an exhibit to the Registration Statement or incorporate by reference.

RESPONSE: We will add the Legal Opinion as an exhibit to the next filing.

3.                                       COMMENT: You commented that we should correct the numbering of several exhibit items.

RESPONSE: We will make this change in the next filing.

*              *              *              *              *

The First Eagle Variable Funds acknowledge that should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.  In addition, the First Eagle Variable Funds acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.  The First Eagle Variable Funds further acknowledge that they may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above and in the attached draft adequately address all of your comments.  Should you have any follow-up questions concerning this letter or the attached draft, please do not hesitate to contact me at (212) 848-4668 or Michael J. Blankenship at (212) 848-8531.

Very truly yours,

/s/ Nathan J. Greene
Nathan J. Greene

Enclosure

cc:	Suzan Afifi (First Eagle)
Mark Goldstein (First Eagle)